Exhibit 99.9

NICE Real-Time Authentication and Fraud Prevention Solutions Win UK Customer
Service Excellence Award for Innovation

NICE won the award for demonstrating an innovative approach to combatting fraud and effective deployment of technology that successfully prevents issues of fraud

Hoboken, N.J., February 22, 2021 – NICE (Nasdaq: NICE) today announced that its suite of Real-Time Authentication and Fraud Prevention solutions has won the UK Customer Service Excellence Awards. Attained in the ‘Fight Against Fraud’ category, the award was presented to NICE for demonstrating an effective and innovative approach to combatting issues of fraud, positively influencing the industry fraud challenge and effectively deploying technology that successfully combats issues of fraud. NICE Real-Time Authentication, NICE Enlighten Fraud Prevention, NICE Proactive Fraudster Exposure and NICE Real-Time Fraud Prevention are all part of NICE’s suite.

Poppy Green, Editor of Modern Insurance Magazine, said, “Congratulations to NICE for this award. With some of the UK’s leading customer service experts with extremely high expectations on the judging panel, we believe this is a very prestigious accolade. We believe NICE’s RTA and Fraud Prevention suite is an important avenue for combatting fraud in the insurance and financial services industries and we applaud their win."

John O’Hara, President, NICE EMEA, said, “We innovate to ensure that our solutions stay on the cutting edge of technology to help customers easily authenticate their user base and safeguard them against increasingly sophisticated fraud attempts. We are pleased to receive this accolade which we see as a clear reflection of our customers’ feedback and thank the organizers of the UK Customer Service Awards.”

NICE Real-Time Authentication (RTA) uses voiceprints to authenticate the claimed identity of customers calling into the contact center. The caller's identity is verified in the first few seconds of a call through natural conversation with an agent, creating more satisfying and efficient customer experiences. NICE Enlighten Fraud Prevention combines NICE's Enlighten AI capabilities with NICE’s voice biometrics Proactive Fraudster Exposure (PFE) solution to proactively and continuously detect fraudulent behavior and expose fraudsters across millions of calls over time. Verified fraudsters are added to a watchlist and blocked when their calls are made to the contact center in the future.

Launched in 2018 in association with Modern Insurance Magazine, The UK Customer Service Excellence Awards focus on purely customer services in the insurance and broker markets, benchmarking success, innovation and positive business change for the customer.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.